FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date September 18, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  September 14, 2006

NEWS RELEASE 06-23

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

    Web:  www.tylerresources.com

TYLER ANNOUNCES FURTHER MAIN ZONE AND NORTH PORPHYRY DRILL RESULTS, INCLUDING 48.2 METERS GRADING 0.94% COPPER, 11 G/T SILVER AND 0.27% ZINC AT BAHUERACHI.

Tyler Resources Inc. is pleased to announce further drill results from its ongoing exploration program in the Main Zone and North Porphyry target, Bahuerachi project, Mexico.

Data from 9 additional drill holes have been received and continue to outline the presence of widespread mineralization at Bahuerachi, including well mineralized porphyry and extensive skarn development in the Main Zone extending northwards into the North Porphyry Lobe.

The Company is pleased with these results that continue to positively outline the Main Zone system, and its continuation to the north.  Results to date continue to suggest open pit style potential in the Main Zone with results comparing well with past and present day producers, and a mineralized system that remains open for continued testing northwards.

Results are presented in the following tables and discussed below.  Available geological cross sections for the drill holes as reported will be posted shortly with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Significant intervals for Main Zone (BAH-93/94) and North Porphyry core drilling (BAH-90/91).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-93	14.7	57.0	39.6(1)	0.31	0.04	2.1	trace	0.006	porphyry
and	124.2	195.6	69.2(2)	0.31	0.04	2.4	trace	0.005	porphyry
and	237	318.9	68.2(3)	0.41	0.06	2.5	trace	0.01	porphyry
and	332.85	369.35	36.5	0.22	0.02	1.6	trace	0.008	porphyry/sediments

BAH-94	8.53	49.68	41.15	0.54	0.07	3.0	trace	0.011	sediments/oxides
and	144.65	198.48	51.43(4)	0.63	0.06	4.9	trace	0.003	porphyry
and	265.5	419.48	137.01(5)	0.48	0.06	3.2	trace	0.008	porphyry/breccia

BAH-90	248	396	121.6(6)	0.49	0.05	6.1	0.13	0.008	skarn/porphyry/sediments
including	284.6	332.8	48.2	0.94	0.1	11.0	0.27	0.005	skarn

BAH-91	8	114	100.9(7)	0.22	0.04	1.8	trace	0.007	porphyry/sediments
and	122.8	149	26.2	0.37	0.04	3.3	0.22	0.003	skarn/sediments
and	175.3	195	19.7	0.52	0.11	7.3	0.88	0.008	skarn/sediments
and	278.6	394	81.3(8)	0.25	0.02	2.0	trace	0.01	sediments

News Release – September 14, 2006

(1)

Excludes 2.7 meters of unmineralized dykes

(2)

Excludes 2.2 meters of unmineralized dykes

(3)

Excludes 13.7 meters of unmineralized dykes

(4)

Excludes 2.4 meters of unmineralized dykes

(5)

Excludes 16.97 meters of unmineralized dykes.

(6)

Excludes 26.4 meters of unmineralized dykes and no core recovery

(7)

Excludes 5.1 meters of unmineralized dykes

(8)

Excludes 34.1 meters of unmineralized dykes

All holes are interpreted to be testing true widths of mineralization.

North Porphyry Lobe RC Drilling

RC drill holes 45, 46, 47 and 48 continued to test the western margin of the North Porphyry Lobe for near surface copper mineralization relating to vein stockworking in porphyry and sediments.  All drill holes intercepted elevated metal values, with notable intersections present in RC 45-46 and 48 as outlined in the table below.

Tyler is encouraged by its increased success rate in outlining near surface mineralized intersections with this ongoing testing. Further surface work is being conducted in order to investigate the possibility of defining sizeable near surface zones of potentially economic mineralization in this area which could be accretive to the initial Main Zone Resource currently being calculated.

Significant intervals for North Porphyry Lobe RC drilling.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-45	6.08	41.01	34.93	0.25	0.07	3.4	tr	0.004	sediments

RC-46	41.04	62.32	21.28	0.24	0.06	3.4	tr	0.004	porphyry

RC-48	21.28	69.92	48.64	0.26	0.02	1.6	tr	tr	porphyry/sediments
including	21.28	47.12	25.84	0.31	0.02	1.5	tr	tr	porphyry

Widths of mineralized zones are interpreted true widths.

Assay Results for diamond drill hole BAH-92, which was the last drill hole from the first pass testing of the North Skarn Zone have also been received.  Locally elevated background values of copper (0.1 to 0.38% Copper) have been identified, however no significant composite intervals of mineralization were defined.

Field Update

Drilling is ongoing with 3 rigs operating in the Main Zone, North Lobe porphyry systems as well as in the Colome skarn system area located in the northern part of the Main Zone. (Drill holes BAH-101, 102 as well as RC-54).

Results currently outstanding include drill holes RC-49, 50, 51, 52 and 53, and core holes 95, 96, 97, 98, 99 and 100 (see attached location map).

Resource Estimate Study Update

The Company has been notified that the modeling and geostatistics components of the Initial Resource Estimate for the Main Zone have now been completed, and that the study is now in its final validation stages prior to delivery to the Company.

News Release - September 14, 2006

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-23

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
RC 39/40
RC 38
RC 37
DDH-BAH 87
DDH-BAH 84
DDH-BAH 82
DDH-BAH 74
DDH-BAH 80
DDH-BAH 89
DDH-BAH 92
NORTH
North Porphyry
Colome Skarn Trend
DDH-BAH 102
BAH 100
BAH 98/99
BAH 95/97
DDH-BAH 101
RC 45
RC 46
RC 47
RC 48
RC 44
RC 54
RC 53
RC 52
RC 51
RC 50
RC 49
BAH 96
DDH-BAH 90
DDH-BAH 101
DDH-BAH 91
DDH-BAH 94
DDH-BAH 93
Fault
D- 63
D- 59
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
D-53/40
D- 69
D-57
D- 68
D 52/55
D-56
D-54
D 60
D 76
D 58/61
D 75
Rc 20-21
D-45
DDH-47/48
Rc22-23
Rc25-26
Rc29
Rc27-28
Rc 41
Rc 30/42
Rc 43
Rc36
Rc31
Rc32-33
Rc34-35
South/Goat Porphyry
D-51
D- 73
D- 72
D- 71
D- 70
D- 66
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 7NE
DRILL HOLES 05BAH-39, 06BAH-93, and 06BAH-94 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-23

1000 m elev
05BAH-39
06BAH-94
06BAH-93
900 m elev
800 m elev
700 m elev
600 m elev
41.15 meters @ 0.54% Cu 0.07 g/t Au 3.0 g/t Ag 0.011% Mo
39.6 meters @ 0.31% Cu 0.04 g/t Au 2.1 g/t Ag 0.006% Mo Excluding 2.7 meters unmineralized dykes
32.5 meters @ 0.34% Cu 2.1 g/t Ag 0.012% Mo
69.2 meters @ 0.31% Cu 0.04 g/t Au 2.4 g/t Ag 0.005% Mo Excluding 2.2 meters unmineralized dykes
51.43 meters @ 0.63% Cu 0.06 g/t Au 4.9 g/t Ag 0.003% Mo Excluding 2.4 meters unmineralized dykes
68.2 meters @ 0.41% Cu 0.06 g/t Au 2.5 g/t Ag 0.01% Mo Excluding 13.7 meters unmineralized dykes
137.01 meters @ 0.48% Cu 0.06 g/t Au 3.2 g/t Ag 0.008% Mo Excluding 16.97 meters unmineralized dykes
36.5 meters @ 0.22% Cu 0.02 g/t Au 1.6 g/t Ag 0.008% Mo
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Breccia with fine grained sedimentary and igneous clasts in a chlorite- quartz-sulfide-anhydrite matrix
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0 Scale 100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 9 NE

DRILL HOLES 06BAH-79, 06BAH-81, and 06BAH-90 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-23

06BAH-90
1000 m elev
06BAH-79 and 81
Projected 44 meters
southwest onto section 9 NE
900 m elev
700 m elev
27.2 meters @
0.60% Cu
0.12 g/t Au
6.0 g/t Ag
0.003% Mo
0.27% Zn
Excluding 9.3 meters
unmineralized dykes
19.75 meters @
0.28% Cu
0.05 g/t Au
2.1 g/t Ag
0.009% Mo
8.5 meters @
1.36% Cu
0.33 g/t Au
13.8 g/t Ag
0.002% Mo
0.76% Zn
121.6 meters @
0.49% Cu
0.05 g/t Au
6.1 g/t Ag
0.13% Zn
0.008% Mo
Excluding 26.4 meters
unmineralized dykes
22.5 meters @
0.5% Cu
0.07 g/t Au
7.7 g/t Ag
0.001% Mo
0.22% Zn
Excluding 2.2 meters
unmineralized dykes
71.55 meters @
0.23% Cu
0.03 g/t Au
1.5 g/t Ag
0.01% Mo
Excluding 44.35 meters
unmineralized dykes
48.2 meters @
0.94% Cu
0.1 g/t Au
11.0 g/t Ag
0.27% Zn
0.005% Mo
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Garnet dominated skarn
Fine to medium grained sedimentary rocks with variable calc-silicates, quartz, feldspar, anhydrite, epidote, and pyrite alteration
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 10 NE
DRILL HOLES 06BAH-85, 06BAH-86, 06BAH-88 and 06BAH-91 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-23

06BAH-86
06BAH-85
06BAH-88
06BAH-91
1000 m elev
900 m elev
700 m elev
600 m elev
500 m elev
100.9 meters @ 0.22% Cu 0.04 g/t Au 1.8 g/t Ag 0.007% Mo Excludes 5.1 meters unmineralized dykes
73.2 meters @ 0.26% Cu 0.03 g/t Au 3.2 g/t Ag 0.001% Mo Excludes 5.5 meters unmineralized dykes
26.2 meters @ 0.37% Cu 0.04 g/t Au 3.3 g/t Ag 0.22% Zn 0.003% Mo
10 meters @ 0.25% Cu 0.03 g/t Au 7.1 g/t Ag 0.25% Zn
19.7 meters @ 0.52% Cu 0.11 g/t Au 7.3 g/t Ag 0.88% Zn 0.008% Mo
31 meters @ 0.28% Cu 0.02 g/t Au 6.7 g/t Ag 0.001% Mo 0.30% Zn
9 meters @ 0.47% Cu 0.04 g/t Au 11 g/t Ag 0.52% Zn 0.003% Mo
81.3 meters @ 0.25% Cu 0.02 g/t Au 2.0 g/t Ag 0.01% Mo Excludes 34.1 meters unmineralized dykes
76.6 meters @ 0.19% Cu 0.02 g/t Au 4.5 g/t Ag 0.16% Zn Excludes 6.4 meters unmineralized dykes
110.85 meters @ 0.24% Cu 0.02 g/t Au 2.5 g/t Ag 0.01% Mo Excludes 38.15 meters unmineralized dykes
64.4 meters @ 0.35% Cu 0.02 g/t Au 3.5 g/t Ag 0.007% Mo Excludes 19.8 meters unmineralized dykes
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Garnet dominated skarn
Fine to medium grained sedimentary rocks with variable calc-silicates, quartz, feldspar, anhydrite, epidote, and pyrite alteration
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0 Scale 100 m